                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  / / Form 10-KSB  / / Form 20-F  / / Form 11-K
              /X/ Form 10-QSB  / / Form N-SAR
               For Period Ended: MARCH 31, 1998
 --------------

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

K2 Design, Inc.
---------------------------------------------------------
Full Name of Registrant


---------------------------------------------------------
Former Name if Applicable

30 Broad Street
16th Floor
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, New York, 10004
---------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Company was delayed in transmission of its Quarterly Report on Form 10-QSB due to Company exigencies which prevented the timely preparation of the report as a result of reallocation of resources and personnel.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Neil S. Bellof, Esq.                      (212)          969-3208
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
       See Attachment "A".

                              K2 Design, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 1998                  By:   /s/ Robert W. Burke
      --------------------              -------------------------------
                                           Robert W. Burke
                                           Chief Operating Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized respresentative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

    1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

    2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                 ATTACHMENT "A"

The results of the first quarter ended March 31, 1998 reflected a net profit of $37,919, including interest and other income, compared with a net loss of $(327,855) in the same quarter in 1997. The Company also reflected a nominal profit from operations of $2,450 compared with a loss from operations of $(364,205) in the same period from 1997. Revenues for the quarter were approximately $2,600,000, an increase of approximately $975,000, or 60%, from the first quarter of 1997.

The Company's cash position also strengthened. Cash doubled from approximately $1.7 million at September 30, 1997 to more than $3.5 million at March 31, 1998, and has increased $1.3 million from $2.2 million, or 60%, at December 31, 1997.

The chart below contains certain summary unaudited financial information for the quarters ended March 31, 1998 and 1997. For a variety of reasons, including that the new media industry is rapidly evolving and that the Company is still in its early stages of development, period-to-period comparisons may not be meaningful. In addition, management believes that the Company's results of operations are affected by seasonal changes in advertising spending by its customers and, accordingly, its results in any period are not indicative of future results.

Except for the historical information herein, the matters discussed herein include forward-looking statements that may involve a number of risks and uncertainties. Future results may vary significantly based on a number of factors including, but not limited to, risks in market acceptance of new products and services and continuing demand for same, the impact of competitive products and pricing, seasonality, changing economic conditions and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

                               K2 Design, Inc.
                        Summary Results of Operations

                                                     3 months ended
                                                 3/31/98        3/31/97
                                                (Unaudited)   (Unaudited)
                                                -----------   -----------

Revenue                                        $ 2,640,942   $ 1,665,398

Income (loss) from operations                  $     2,450   $  (364,205)

Net Income (loss)                              $    37,919   $  (327,855)

Net income (loss) per common share - basic     $      0.01   $     (0.09)

Net income (loss) per common share - diluted   $      0.01   $     (0.09)

Weighted average basic common


shares outstanding                               3,680,671     3,645,421

Weighted average diluted common

shares outstanding                               3,716,841     3,645,421